50
3-22-04

04003595

[ANGE COMMISSION
DC 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimates average burden
Hours per response . . . 12.00

RECEIVED MAR 01 2004 WASH. D.C. 181

SEC FILE NUMBER
8 - 65699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 9, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

THE TIBERIUS QUALIFIED MASTER FUND LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O WALKERS, WALKER HOUSE
(No. And Street)

GEORGETOWN, GRAND CAYMAN, CAYMAN ISLANDS
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH PEDUZZI (345) 949-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name - *if individual state last, first, middle name*)

600 Grant Street (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOSEPH PEDUZZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE TIBERIUS QUALIFIED MASTER FUND LTD., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Jason Peduzzi, Notary Public
City of Pittsburgh, County of Allegheny
My Commission Expires Jan. 31, 2007
Member, Pennsylvania Association of Notaries

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Auditors

To the Shareholders of
The Tiberius Qualified Master Fund Ltd.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Tiberius Qualified Master Fund Ltd. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2004

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

ASSETS:	
Cash and cash equivalents	$ 4,898,434
Securities owned, at market value	397,121,427
Due from brokers	320,576,414
Accrued dividends	180,936
Other assets	252,924
Total assets	$723,030,135
LIABILITIES:	
Securities sold, not yet purchased, at market value	$685,623,044
Accrued short dividends	531,206
Accrued expenses payable	77,335
Accrued interest	1,152
Management fee payable	40,409
Total liabilities	686,273,146
NET ASSETS:	36,756,989
Total liabilities and net assets	$723,030,135
NET ASSET VALUE PER PARTICIPATING SHARE OUTSTANDING (74,705.57 shares outstanding)	$ 492.02

The accompanying notes are an integral part of this statement.

(Expressed in U.S. Dollars)

1. GENERAL

Organization and Nature of Business

The Tiberius Qualified Master Fund Ltd. (the "Company") was incorporated under the laws of the Cayman Islands, British West Indies, on November 15, 2002 and commenced operations on January 9, 2003. On that date, The Tiberius Master Fund Ltd. contributed all of its net assets ($97,006,057) to the newly-organized entity, in exchange for 97,006.06 shares of the Company. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange, Inc. (the "Exchange"), acting as an options principal market-maker. The Company executes its transactions off the floor of the Exchange.

The Company operates under a "master fund/feeder fund" structure where entities invest substantially all of their investable assets in the Company. The Company's shareholders are collectively referred to as the "feeder funds." For the period from January 9, 2003 to December 31, 2003, the Company served as master fund to three feeder funds; The Tiberius Master Fund Ltd., The Tiberius Fund Ltd. and The Tiberius Qualified Fund LLC with varying ownership percentages throughout the year. At December 31, 2003, The Tiberius Master Fund, Ltd. owned 36.24%, The Tiberius Fund Ltd. owned 33.67% and The Tiberius Qualified Fund LLC owned 30.09% of the net assets of the Company.

The Company's depository and clearing functions are handled by Spear, Leeds & Kellogg and Merrill Lynch Professional Clearing Corp. (the "Clearing Brokers"), pursuant to two clearance agreements with the Clearing Brokers.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America and incorporate the following significant accounting policies:

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of less than 3 months to be cash equivalents.

Investments
Investment transactions and the related revenues and expenses are recorded on trade date. Equity securities owned or sold, but not yet purchased, that are listed on a national exchange are valued by utilizing the last sales price quoted during regular market hours on the valuation date. Options owned or sold, but not yet purchased, are valued at the average of the last available bid and asked price.

Interest and Dividends
The Company records interest income and expense on the accrual basis. Dividend income and dividends paid on securities sold short are recorded on the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Expressed in U.S. Dollars)

Allocation of Gains and Losses
The Company's results of operations (which are defined on a total return basis, inclusive of unrealized appreciation and depreciation and net of company expenses) are generally allocated proportionately on a monthly basis to the Participating Shares held in the Company by each feeder fund.

3. DUE FROM BROKERS

Due from brokers is comprised of cash held at the Clearing Brokers and net amounts receivable for unsettled securities transactions. The Company pledges cash held at Clearing Brokers as collateral for amounts borrowed.

4. JOINT BACK OFFICES

The Company has invested in two joint back offices with the Clearing Brokers, which enables the Company to use the Clearing Brokers' capital to meet its margin requirements. The Company uses the cost method to account for these investments, which are included in other assets on the accompanying statement of financial condition.

5. NET ASSETS

The Company is authorized to issue 4,999,990 Participating Shares, as defined in the Articles of Association, with a $0.01 par value, and 10 Management Shares, as defined in the Articles of Association, with a $0.01 par value. As of December 31, 2003, there were 74,705.57 Participating Shares issued and outstanding and 1 Management Share issued and outstanding. Management Shares do not participate in the profit or loss of the Company. Subscriptions and redemptions of Company shares are determined based upon the net asset value per share as of the preceding month-end and are permitted quarterly with 30 days advance notice.

6. INCOME TAXES

Under current Cayman Islands legislation, there is no income, corporate, capital gains or withholding tax, estate duty or inheritance tax payable by the Company. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements. The Company is, however, subject to a 30% withholding tax from dividends on U.S.-source dividends.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 or 6.667% of aggregate indebtedness, as defined. At December 31, 2003, the Company's net capital and excess net capital were $5,951,380 and $5,851,380, respectively. The Company has no customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3 under provision k (2)(ii). The capital rules of the SEC also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the minimum requirements.

Proprietary accounts held at the Clearing Brokers ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to agreements between the Company and the Clearing Brokers, which require, among other things, for the Clearing Brokers to perform a computation of PAIB assets in accordance with the customer reserve computation set forth in Rule 15c3-3.

8. MANAGEMENT FEE

The Company pays the Investment Manager a management fee for managing the Company at an annual rate of 2% (0.1666% per month) of the Company's prior month-end net asset value, excluding any net asset value attributable to any tax-exempt employees' retirement fund that may be an investor in one of the Company's shareholders.

9. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market ("market risk") or failures of the other party to perform a transaction ("credit risk") exceed the amounts recorded in the Statement of Financial Condition A concentration of credit risk exists for the Company in its clearing arrangements with its two clearing brokers.

The Company's policy is to monitor continuously its exposure to market and credit risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparties with which it conducts business.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to varying degrees, market risks in excess of that presented in the statement of financial condition. Subsequent market fluctuations may require transactions in the financial instruments at prices that may differ from the market value reflected on the statement of financial condition. These instruments include puts and calls written on stock and obligations arising from securities sold, not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options and futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value, and any change in market value is reflected in the accompanying statement of operations in net trading gain or loss.

10. CONDENSED SCHEDULE OF INVESTMENTS

Accounting principles generally accepted in the United States requires that investment partnerships provide a condensed schedule of investments by investment type, geographic region and industry, which includes disclosure of investments in any single issuer whose market value exceeds 5% of net assets.

The Company has decided to present a condensed schedule of investments by industry. The investments consist almost entirely of equities and equity options.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value:		
Common Stocks-		
Canada-		
Metals/Mining	6.67%	$ 2,451,231
Recreation/Entertainment	0.00	900
Total Canada	6.67	2,452,131
Japan-		
Consumer products	1.44	530,451
Total Japan	1.44	530,451
Mexico-		
Telecommunications	16.58	6,093,459
Broadcasting	1.05	386,750
Total Mexico	17.63	6,480,209
Netherlands-		
Consumer products	48.77	17,924,864
Total Netherlands	48.77	17,924,864
Taiwan-		
Technology	0.54	199,066
Total Taiwan	0.54	199,066
United States-		
Advertising	0.16	57,720
Broadcasting	22.45	8,253,736
Consumer products	66.20	24,333,366
Energy	19.38	7,124,998
Financial services	42.07	15,464,094
Industrial	58.82	21,619,583
Medical	109.55	40,266,275
Recreation/Entertainment	2.17	798,355
Technology	59.90	22,018,576
Telecommunications	9.93	3,649,656
Transportation	26.86	9,874,560
Other	16.33	5,997,952
Total United States	433.82	159,458,871
Total Common Stocks	508.87	187,045,592

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Call Option Contracts-		
Canada-		
Metal/Mining	0.52 %	$ 191,250
Total Canada	0.52	191,250
Finland-		
Telecommunications	0.09	31,500
Total Finland	0.09	31,500
Germany-		
Technology	0.43	156,250
Total Germany	0.43	156,250
Japan-		
Consumer products	0.02	6,150
Total Japan	0.02	6,150
Mexico-		
Telecommunications	0.56	207,250
Total Mexico	0.56	207,250
Netherlands-		
Consumer products	29.33	10,779,310
Total Netherlands	29.33	10,779,310
Switzerland-		
Technology	0.04	18,500
Total Switzerland	0.04	18,500
United States-		
Advertising	5.28	1,939,295
Broadcasting	18.22	6,698,927
Consumer products	94.77	34,834,490
Energy	36.74	13,505,423
Financial services	110.73	40,699,810
Industrial	56.66	20,825,693
Medical	42.80	15,732,980
Recreation/Entertainment	1.03	377,805
Technology	52.53	19,307,000
Telecommunications	3.40	1,248,565
Transportation	0.74	277,365
Other	42.50	15,620,070
Total United States	465.40	171,067,423
Total Call Option Contracts	496.39	182,457,633

(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Put Option Contracts-		
Finland-		
Telecommunications	0.02 %	$ 5,650
Total Finland	0.02	5,650
Germany-		
Technology	0.41	149,000
Total Germany	0.41	149,000
Japan-		
Consumer products	0.03	12,500
Total Japan	0.03	12,500
Mexico-		
Broadcasting	0.16	58,750
Telecommunications	1.32	486,510
Total Mexico	1.48	545,260
Netherlands-		
Consumer products	0.29	106,005
Total Netherlands	0.29	106,005
South Africa-		
Metal/Mining	0.00	1,312
Total South Africa	0.00	1,312
Taiwan-		
Technology	0.06	22,000
Total Taiwan	0.06	22,000
United Kingdom-		
Financial services	0.07	24,620
Telecommunications	0.00	375
Total United Kingdom	0.07	24,995
United States-		
Advertising	0.47	172,245
Broadcasting	5.86	2,152,950
Consumer products	9.60	3,528,915
Energy	1.28	471,780
Financial services	7.52	2,762,310
Industrial	6.26	2,299,388

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES OWNED, at market value (continued):		
Put Option Contracts (continued)-		
United States (continued)-		
Medical	14.30 %	$ 5,255,113
Recreation/Entertainment	1.12	414,150
Technology	12.75	4,685,575
Telecommunications	1.46	538,050
Transportation	6.89	2,534,210
Other	5.27	1,936,794
Total United States	72.78	26,751,480
Total Put Option Contracts	75.14	27,618,202
Total Securities Owned, at market value	1,080.40%	$ 397,121,427
SECURITIES SOLD, NOT YET PURCHASED, at market value:		
Common Stock-		
Brazil-		
Telecommunications	0.18	66,569
Total Brazil	0.18	66,569
China-		
Technology	0.02	5,948
Total China	0.02	5,948
Finland-		
Telecommunications	3.25	1,195,100
Total Finland	3.25	1,195,100
Germany-		
Technology	0.54	199,488
Total Germany	0.54	199,488
Japan-		
Consumer products	0.41	149,081
Total Japan	0.41	149,081
South Africa-		
Metals/Mining	0.17	64,124
Total South Africa	0.17	64,124
Switzerland-		
Technology	0.40	148,555
Total Switzerland	0.40	148,555

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Common Stock (continued)-		
United States-		
Advertising	21.12 %	$ 7,763,046
Broadcasting	24.82	9,122,804
Consumer products	278.05	102,204,461
Energy	136.15	50,044,738
Financial services	295.42	108,585,849
Industrial	196.96	72,398,319
Medical	90.31	33,195,132
Recreation/Entertainment	5.74	2,110,786
Technology	212.81	78,223,407
Telecommunications	6.45	2,369,509
Transportation	15.19	5,582,141
Other	148.31	54,512,181
Total United States	1,431.33	526,112,373
Total Common Stocks	1,436.30	527,941,238
Call Option Contracts-		
Brazil-		
Telecommunications	0.01	5,720
Total Brazil	0.01	5,720
Canada-		
Metals/Mining	5.06	1,828,715
Total Canada	5.06	1,828,715
Finland-		
Telecommunications	0.02	6,000
Total Finland	0.02	6,000
Germany-		
Technology	0.17	61,150
Total Mexico	0.17	61,150
Japan-		
Consumer products	0.03	12,500
Japan	0.03	12,500
Mexico-		
Telecommunications	3.63	1,355,660
Total Mexico	3.63	1,355,660
Netherlands-		
Consumer goods	38.58	14,181,440
Total Netherlands	38.58	14,181,440

(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Call Option Contracts-		
Taiwan-		
Technology	0.05 %	$ 18,000
Total Taiwan	0.05	18,000
United States-		
Advertising	0.42	153,160
Broadcasting	14.09	5,178,480
Consumer products	41.96	15,424,108
Energy	13.69	5,031,668
Financial services	38.80	14,263,400
Industrial	36.92	13,571,340
Medical	46.85	17,219,315
Recreation/Entertainment	1.46	537,570
Technology	29.59	10,876,737
Telecommunications	2.76	1,013,150
Transportation	14.42	5,299,000
Other	17.97	6,605,750
Total United States	258.93	95,173,678
Total Call Option Contracts	306.48	112,652,863
Put Option Contracts-		
Brazil-		
Telecommunications	0.01	2,813
Total Brazil	0.01	2,813
Canada-		
Metals/Mining	0.00	500
Total Canada	0.00	500
Finland-		
Telecommunications	0.42	155,500
Total Finland	0.42	155,500
Germany-		
Technology	0.07	24,500
Total Germany	0.07	24,500
Japan-		
Consumer products	0.01	5,500
Total Japan	0.01	5,500
Mexico-		
Telecommunications	0.28	101,355
Total Mexico	0.28	101,355

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

Description	Percent of Net Assets	Market Value
SECURITIES SOLD, NOT YET PURCHASED, at market value (continued):		
Put Option Contracts (continued)-		
Netherlands-		
Consumer products	1.15 %	$ 421,110
Total Netherlands	1.15	421,110
South Africa-		
Metals/Mining	0.03	12,000
Total South Africa	0.03	12,000
Taiwan-		
Technology	0.02	8,031
Total Taiwan	0.02	8,031
United Kingdom-		
Financial services	0.01	5,000
Total United Kingdom	0.01	5,000
United States-		
Advertising	0.30	110,250
Broadcasting	6.39	2,350,420
Consumer products	10.92	4,013,665
Energy	2.22	815,103
Financial services	6.10	2,242,248
Industrial	12.48	4,587,053
Medical	18.95	6,964,093
Recreation/Entertainment	1.59	585,750
Technology	34.65	12,736,323
Telecommunications	1.64	602,152
Transportation	22.16	8,145,645
Other	3.10	1,139,935
Total United States	120.50	44,292,635
Total Put Option Contracts	122.50	45,028,943
Total Securities Sold, Not Yet Purchased, at market value	1,865.28 %	$ 685,623,044

(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	INVESTMENTS IN SECURITIES GREATER THAN 5% OF NET ASSETS:		
	SECURITIES OWNED, at market value:		
	Common Stocks-		
	Canada-		
	Metals/Mining-		
92,400	Barrick Gold Corp.	5.71 %	$ 2,098,404
	Mexico-		
	Telecommunications-		
163,800	America Movil SA	12.18	4,478,292
	Netherlands-		
	Consumer products-		
209,525	Gucci Group NV	48.77	17,924,864
	United States-		
	Broadcasting-		
251,655	Time Warner Inc.	12.32	4,587,274
	Consumer products-		
66,650	Sears, Roebuck and Company	8.25	3,031,909
55,160	Amazon.com, Inc.	7.90	2,901,993
49,300	The Coca-Cola Company	6.81	2,501,975
27,201	Dreyers Grand Ice Cream Holdings, Inc.	5.75	2,114,878
37,000	AmerisourceBergen Corp.	5.65	2,077,550
50,000	Wendy's International, Inc.	5.33	1,962,000
		39.69	14,590,305
	Energy-		
214,300	Lyondell Chemical Company	9.88	3,632,385
34,100	ConocoPhillips	6.08	2,235,937
		15.96	5,868,322
	Financial services-		
49,300	Bear Stearns Companies, Inc.	10.72	3,941,535
44,300	Merrill Lynch & Company, Inc.	7.07	2,598,195
55,256	JP Morgan Chase & Company	5.52	2,029,553
		23.31	8,569,283
	Industrial-		
56,200	Caterpillar, Inc.	12.69	4,665,724
50,300	KB Home	9.92	3,647,756
34,900	Lennar Corporation	9.12	3,350,400
205,700	Ford Motor Company	8.96	3,291,200
		40,69	14,955,080

(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	SECURITIES OWNED, at market value: (continued)		
	Common Stocks-		
	United States – continued		
	Medical-		
334,600	UnitedHealth Group, Inc.	52.96 %	$ 19,467,028
240,788	Amgen, Inc.	40.48	14,878,291
		93.44	34,345,319
	Technology-		
142,600	Verizon Communications Inc.	13.61	5,002,408
939,537	JDS Uniphase Corporation	9.33	3,429,311
41,000	Intel Corporation	5.90	2,169,310
		28.84	10,601,029
	Transportation-		
323,900	GATX Corporation	24.66	9,062,722
	Other-		
92,500	CBRL Group, Inc.	9.63	3,540,900
30,800	FedEx Corporation	5.66	2,079,000
		15.29	5,619,900
	Call Option Contracts-		
	Netherlands-		
	Consumer products-		
14,207	Gucci Group NV, Exp. Jan 2004-Jan 2005	29.33	10,779,310
	United States-		
	Broadcasting-		
5,222	Echostar Comm. Corp., Exp. Jan 2004-Jan 2005	9.96	3,660,210
	Consumer products-		
5,715	Federated Department Stores, Inc., Exp. Jan 2005	26.92	9,896,800
2,815	Best Buy Company, Inc., Exp. March 2004-Jan 2005	8.86	3,255,725
3,623	Starbucks Corp., Exp. Jan 2004-July 2005	7.10	2,610,110
1,098	3M Company, Exp. Jan 2004	7.08	2,600,000
1,690	Lowe's Companies, Inc., Exp. Jan 2004-Jan 2005	6.41	2,357,500
2,052	The Gap, Inc., Exp. Jan 2004-Jan 2005	5.08	1,867,320
		61.45	22,588,335
	Energy-		
7,796	Edison International, Exp. Jan 2004-Jan 2005	15.27	5,613,120
	Financial services-		
11,046	American Int'l Group, Inc., Exp. Jan 2004-Jan 2005	44.21	16,249,065
3,333	The Goldman Sachs Group, Inc., Exp. Jan 2004-Jan 2005	20.33	7,472,870
6,081	Wells Fargo & Company, Exp. Jan 2004-Jan 2005	12.84	4,721,260
4,580	Wachovia Corp., Exp. Jan 2004-Jan 2005	9.65	3,547,025
		87.03	31,990,220

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	SECURITIES OWNED, at market value (continued):		
	Call Option contracts (continued)-		
	United States-		
	Industrial-		
2,500	Sealed Air Corp., Exp. Jan 2004-Jan 2005	16.23 %	$ 5,964,200
3,010	Kimberly-Clark Corporation, Exp. Jan 2005	6.77	2,487,400
1,500	General Motors Corporation, Exp. Jan 2004-Jan 2005	5.29	1,946,000
		28.29	10,397,600
	Medical-		
5,120	UnitedHealth Group, Inc., Exp. Jan 2004-Jan 2005	20.22	7,433,300
1,880	Boston Scientific Corp., Exp. Jan 2004	5.93	2,178,400
		26.15	9,611,700
	Technology-		
4,454	Intel Corporation, Exp. Jan 2004-Jan 2005	12.21	4,488,060
2,268	International Business Machines Corp., Exp. Jan 2004-Jan 2005	7.69	2,826,923
7,000	Cisco Systems, Inc., Exp. Jan 2005	7.36	2,704,000
		27.26	10,018,983
	Other-		
9,167	Nasdaq 100 Index Trust, Exp. Jan 2004-Jan 2005	16.55	6,081,750
5,074	United Parcel Service, Inc., Exp. Jan 2004-Jan 2005	15.54	5,713,180
		32.09	11,794,930
	Put option contracts-		
	United States-		
	Transportation-		
12,251	UAL Corporation, Exp. Jan 2004-Jan 2005	6.13	2,254,495
	Medical-		
1,100	Alliance Pharmaceutical Corp., Exp. May 2005	5.19	1,908,500
	SECURITIES SOLD, NOT YET PURCHASED, at market value:		
	Common Stocks-		
	United States-		
	Advertising-		
48,600	Omnicom Group, Inc.	11.55	4,244,238
	Broadcasting-		
122,400	Cablevision Systems Corp.	7.79	2,862,936
76,700	Cox Communications, Inc.	7.19	2,642,315
		14.98	5,505,251
	Consumer products-		
545,800	Federated Department Stores, Inc.	69.98	25,723,554
182,800	Best Buy Company, Inc.	25.98	9,549,472
273,107	Starbucks Corp.	24.52	9,012,531
155,400	Lowe's Companies, Inc.	23.42	8,607,606
130,000	Anheuser Busch Companies, Inc.	18.63	6,848,400
80,400	3M Company	18.60	6,836,412
121,200	Phillip Morris Companies Inc.	17.94	6,595,704
127,700	Coach, Inc.	12.50	4,594,175

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	SECURITIES SOLD, NOT YET PURCHASED, at market value:		
	Common Stocks- (continued)		
	United States- (continued)		
	Consumer products-		
115,500	Gillette Company	11.54 %	$ 4,242,315
115,600	The Gap, Inc.	7.30	2,683,076
56,400	Reebok International, Ltd.	6.04	2,218,648
		236.45	86,910,893
	Energy-		
562,100	Edison International	33.54	12,326,853
53.488	ChevronTexaco Corp.	12.57	4,620,829
88,500	BP PLC	11.89	4,367,475
69,900	Kinder Morgan, Inc.	11.24	4,131,090
50,200	Dominion Resources, Inc.	8.72	3,204,266
77,900	ExxonMobil Corp.	8.69	3,193,900
68,400	Nabors Industries, Inc.	7.72	2,838,600
53,600	Kinder Morgan Energy Partners, L.P.	7.18	2,640,872
55,400	Public Service Enterprise Group, Inc.	6.60	2,426,520
64,600	American Electric Power Co., Inc.	5.36	1,970,946
34,000	Schlumberger, Ltd.	5.06	1,860,480
		118.57	43,581,831
	Financial services-		
525,900	American International Group, Inc.	94.83	34,857,249
262,650	The Goldman Sachs Group, Inc.	70.55	25,931,435
176,675	Wells Fargo & Company	28.31	10,404,391
90,400	Bank of America Corp.	19.78	7,270,872
124,300	Morgan Stanley Dean Witter & Co.	19.57	7,193,241
86,479	Lehman Brothers Holdings, Inc.	18.17	6,677,909
82,7000	Wachovia Corp.	10.48	3,852,993
71,800	Allstate Corp.	8.40	3,088,836
58,900	SLM Corp.	6.04	2,219,352
		276.13	101,496,277
	Industrial-		
216,150	Kimberly-Clark Corporation	34.75	12,772,304
272,263	General Electric Company	22.95	8,434,708
155,186	General Motors Corporation	22.55	8,286,933
179,552	International Paper Company	21.05	7,740,487
120,000	Sealed Air Corp.	17.68	6,496,800
41,741	Northrop Grumman Corporation	10.86	3,990,440
175,250	Cendant Corp.	10.62	3,902,818
36,400	American Standard Companies, Inc.	9.97	3,665,480
75,050	Honeywell International, Inc.	6.82	2,508,922
47,900	Toll Brothers, Inc.	5.18	1,904,504
		162.43	59,703,393

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003
(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	SECURITIES SOLD, NOT YET PURCHASED, at market value:		
	Common Stocks- (continued)		
	United States- (continued)		
	Medical-		
311,600	Johnson & Johnson, Inc.	43.79 %	$ 16,097,256
120,500	Boston Scientific Corp.	12.05	4,429,580
145,000	Schering-Plough Inc.	6.86	2,521,550
34,699	Teva Pharmaceuticals Industries, Inc.	5.36	1,967,781
		68.06	25,016,167
	Technology-		
238,800	International Business Machines Corp.	60.09	22,085,644
552,294	Cisco Systems, Inc.	36.30	13,343,423
330,395	Microsoft Corporation	24.61	9,047,688
165,951	Intel Corporation	14.47	5,318,730
636,990	AT&T Wireless Services, Inc.	13.85	5,089,550
101,479	Dell, Inc.	9.38	3,448,217
107,300	SBC Communications, Inc.	7.61	2,797,311
33,800	Emerson Electric Company	5.95	2,188,550
139,300	Xerox Corp.	5.23	1,922,340
		177.49	65,241,452
	Telecommunications-		
43,104	Qualcomm, Inc.	6.30	2,317,243
	Transportation-		
183,900	Delta Air Lines, Inc.	5.91	2,171,859
1,219,650	UAL Corporation	5.40	1,985,591
		11.31	4,157,450
	Other-		
315 100	United Parcel Service, Inc.	63.91	23,490,705
572,79750	Nasdaq 100 Index Trust	56.82	20,884,179
26,701	S&P 500 Depository Receipts	8.08	2,971,288
124,600	Utilities Select Sector SPDR	7.91	2,906,918
		136.72	50,253,090
	Call option contracts-		
	Netherlands-		
	Consumer products-		
17,405	Gucci Group NV, Exp. Jan 2004-Jan 2005	38.58	14,181,440
	United States-		
	Broadcasting-		
3,840	Echostar Communications, Exp. Jan 2004-Jan 2005	7.38	2,711,000
	Consumer products-		
1,400	Amazon.com, Inc., Exp. Jan 2005	10.50	3,858,500
3,260	ConAgra Foods, Inc., Jan 2005	5.33	1,959,400
		15.83	5,817,900

(Expressed in U.S. Dollars)

Shares/ Contracts	Description	Percent of Net Assets	Market Value
	SECURITIES SOLD, NOT YET PURCHASED, at market value:		
	Call option contracts-		
	United States-		
	Financial services-		
9,540	American International Group, Inc., Exp. Jan 2005	9.73 %	$ 3,577,610
3,124	Wachovia Corp., Exp. Jan 2004	5.75	2,114,335
2,560	Wells Fargo & Company, Exp. Jan 2004	5.05	1,856,000
		20.53	7,547,945
	Industrial-		
1,200	Sealed Air Corp., Exp. Jan 2004	8.62	3,170,000
724	Caterpillar, Inc., Exp. Jan 2004	6.79	2,496,440
		15.41	5,666,400
	Medical-		
7,946	UnitedHealth Group, Inc., Exp. Jan 2004	23.63	8,686,260
1,984	Amgen, Inc., Exp. Jan 2005	6.46	2,375,660
		30.09	11,061,920
	Technology-		
2,650	Apple Computer, Inc., Exp. Jan 2004	5.46	2,005,250
	Transportation-		
3,280	GATX Corporation, Exp. Jan 2005	13.78	5,066,600
	Other-		
15,945	Nasdaq 100 Index Trust, Exp. Jan 2004	5.70	2,095,825
1,434	United Parcel Service, Inc., Exp. Jan 2004-Jan 2005	5.15	1,893,170
		10.85	3,988,995
	Put option contracts-		
	United States-		
	Industrial-		
4,793	General Electric Company, Exp. Jan 2005	5.72	2,100,950
	Medical-		
2,125	Merck & Company, Inc., Exp. Jan 2005	6.38	2,344,600
	Technology-		
9,720	AT&T Wireless Services, Inc., Exp. Jan 2005	15.56	5,718,700
	Transportation-		
20,815	UAL Corporation, Exp. Jan 2004	19.31	7,099,170

(Expressed in U.S. Dollars)

11. FINANCIAL HIGHLIGHTS

The following represents the ratios to average capital and total return information for the year ended December 31, 2003.

Ratios to average capital:	
Operating expenses	5.31%
Interest expense on margin borrowings	5.85%
Dividends paid on short sales	9.26%
Total expenses	20.42%
Net Investment Loss	(7.56%)
Total Return	(45.41%)

The above ratios and the total return are calculated based on average monthly net assets, as adjusted for contributions and withdrawals. An individual shareholder's ratio and return may vary from these numbers based on the timing of capital transactions.

12. SUBSEQUENT EVENT

In January 2004, Tiberius Qualified Fund LLC contributed $3,750,000 and Tiberius Master Fund Ltd. contributed $3,000,000 to the Company. In addition, also in January 2004, Tiberius Master Fund Ltd. withdrew $3,430,382 and Tiberius Fund Ltd. withdrew $6,013,487 from the Company.